Autonomous City of Buenos Aires, June 3, 2009

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

                                 Ref.: Grupo Financiero Galicia S.A. - Notes for
                                       up to $45,000,000

Dear Sirs:

     We are writing you in relation with the Class I notes for up to $45,000,000 to be issued in two series, Series I ("Series I Notes") and Series II ("Series II Notes"), under the global program for the issuance of notes for a face value of up to $60,000,000 or the equivalent thereof in another currency. We inform that after the finalization of the Subscription Period, the $45,000,000 were issued, with the following detail:

Series I Notes

1.   Principal Amount: $34.404.395

2.   Date of Issuance: June 4, 2009.

3.   Issue Price: 92,68% of face value.

4.   Maturity Date: May 30, 2010.

5.   Date of Payment by Holders: until June 4, 2009.

6. Payment of Principal: The aggregate principal amount of Series I Notes shall be paid in one lump sum on May 30, 2010.

7.   ISIN/Common Code: ISIN No.: XS0432674421 / Common Code No.: 043267442.

Series II Notes

1.   Principal Amount: $10.595.605.

2.   Date of Issuance: June 4, 2009.

3.   Issue Price: 103,48% of face value.

4.   Maturity Date: May 25, 2011.

5.   Date of Payment by Holders: until June 4, 2009.

6. Payment of Principal: The aggregate principal amount of Series I Notes shall be paid in one lump sum on May 25, 2011.

7. Payment of Interest: Interest on Series II Notes shall be payable on December 1, 2009, May 30, 2001, November 26, 2010 and May 25, 2011.
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8.   ISIN/Common Code: ISIN No. XS0432675311 / Common Code No. 043267531.

     Sincerely,


                                                   ----------------------------
                                                   Jose Luis Gentile
                                                   Grupo Financiero Galicia S.A.